Exhibit (a)(1)(J)
IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

JOSEPH P. DALY, individually and on behalf	)
of all others similarly situated,	)
)
Plaintiff,	)
	)	C.A. No.: 6126-VCS
v.	)
)
MICHAEL FERRARA, GEORGE UVEGES,	)
LEO ROY, ERIC WALTERS, HENRY KAY,	)
STEPHEN ROBINSON, MICROFLUIDICS	)
INTERNATIONAL CORPORATION, IDEX	)
CORPORATION, and NANO MERGER	)
SUB, INC.,	)
)
Defendants.	)
AMENDED VERIFIED CLASS ACTION COMPLAINT
FOR BREACH OF FIDUCIARY DUTY
     Plaintiff Joseph P. Daly (“Plaintiff”), by his attorneys, alleges upon information and belief, except for his own acts, which are alleged on knowledge, the following against Defendants based upon, among other things, a continuing investigation conducted by and through his undersigned counsel into the facts and circumstances alleged herein, including, without limitation, review and analyses of: (i) the public filings of Microfluidics International Corporation (“Microfluidics” or the “Company”) and IDEX Corporation and Nano Merger Sub, Inc. (collectively, “IDEX”) with the United States Securities and Exchange Commission (“SEC”); (ii) press releases, public statements, news articles and other publications disseminated by or concerning Microfluidics and related entities and the Proposed Transaction (defined below); and (iii) Defendants’ corporate websites:
I. INTRODUCTION
     1. Plaintiff brings this action on behalf of the public stockholders of Microfluidics against Microfluidics’ Board of Directors (the “Board”) seeking equitable relief for the Board’s breaches of fiduciary duty arising out of its attempt to sell the Company to IDEX by means of an unfair process and for an unfair price and against Microfluidics and IDEX for aiding and abetting the Board’s breaches of fiduciary duty (the “Proposed Transaction”).
     2. Microfluidics, which describes itself as “the gold standard in pharmaceutical nanomaterials process,” is a global leader in the design and manufacture of laboratory and commercial equipment used in the production of micro and nano scale materials for the pharmaceutical and chemical markets. The Company is the exclusive producer of Microfluidizer high shear fluid processors for uniform particle size reduction, robust cell disruption and bottom-up nanoparticle creation.
     3. On January 11, 2011, IDEX and the Company announced a definitive agreement under which IDEX will commence a tender offer to acquire all of the outstanding shares of Microfluidics for $1.35 per share in cash (the “Tender Offer”). IDEX commenced the Tender Offer on January 25, 2011. The Tender Offer is scheduled to expire on February 24, 2011.
     4. The Board entered into the Proposed Transaction at a time when the Company has consistently reported strong financial and operational results and significant growth from new product expansion. For example, on November 15, 2010, Microfluidics reported increased revenues and earnings and the Company’s fifth consecutive quarter of hitting its gross margin target of 60%. Touting the Company’s strong quarter, Defendant Michael Ferrara (“Ferrara”), Microfluidics CEO, commented “[o]ur nine month financials are strong and we remain focused on successfully moving forward and driving year-over-year growth as we look to the end of 2010.” Microfluidics is also poised for significant growth from expansion through the Company’s new product offerings, such as the LV1 low volume Microfluidizer® and Microfluidics Reaction Technology.
     5. Despite the Company’s strong performance and growth, the Board entered into the Proposed Transaction for consideration that grossly undervalues the Company, to the detriment of its public shareholders. The current consideration does not fully reflect Microfluidics’ strong performance, analyst expectations, and synergies IDEX will realize from the Proposed Transaction. At least one analyst, Dawson James, set a price target for the Company of $2.00 per share, nearly 50% higher than the price being offered in the Tender Offer.
     6. The Board, which approved the Proposed Transaction, as well as other executive officers of the Company, stands to receive lucrative financial benefits that are not being equally shared by the Company’s stockholders. Specifically, pursuant to the Merger Agreement, any unvested stock options held by the Company’s non-employee directors will automatically vest and will entitle the holder to receive the Proposed Transaction consideration of $1.35 per share. In addition, Defendants Ferrara and certain of the Company’s executive officers have secured employment agreements providing for the payment of significant severance and other benefits in connection with the Proposed Transaction. In particular, shortly after IDEX contacted the Company about a potential transaction in October 2009, Ferrara negotiated for himself an amended employment agreement, which provided for double the benefits he stood to receive under the prior agreement. Thus, while the consideration Microfluidics shareholders are to receive in exchange for their shares of Company common stock is grossly inadequate, the Board and the Company’s executive management will profit substantially from Proposed Transaction.
     7. In order to ensure they receive the financial benefits described above, the Individual Defendants acceded to the demands of Celgene Corporation (“Celgene”) — a major creditor of Microfluidics with the power to convert the debt the Company owes it into 50% ownership of Microfluidics — to extend the term of an existing collaboration agreement between Celgene’s subsidiary and Microfluidics by ten years, as well as “other concessions.” In exchange for Defendants’ agreement to amend the collaboration agreement, Celgene agreed not to exercise its rights to convert the debt into Company stock. As a result of Defendants’ unreasonable concessions to Celgene, IDEX lowered the offer price it was willing to pay for the Company by $0.05 per share, from $1.40 per share to the current offer price of $1.35 per share.
     8. The Board also agreed to unreasonable periods of exclusivity with IDEX and then locked up the deal to ensure that no other potential bidders would emerge to top IDEX’s offer with onerous deal protection devices that preclude other bidders from making a successful competing offer for the Company, including a: (i) strict no-solicitation provision that prevents the Company from soliciting other potential acquirors or even in continuing discussions and negotiations with potential acquirors; (ii) provision that provides IDEX with five business days to match any competing proposal in the event one is made; and (iii) provision that requires the Company to pay IDEX a termination fee of $860,000 and expenses of up to $140,000 in order to enter into a transaction with a superior bidder.
     9. In addition to the above preclusive deal protection devices, Irwin Gruverman, the Company’s former Chief Executive Officer and a substantial stockholder and all of the Company’s directors and executive officers (the “Supporting Shareholders”), entered into Tender and Support Agreements (the “Support Agreements”) with IDEX whereby they agreed, among other things, to tender all of their shares in the Tender Offer. In the aggregate, the Supporting Shareholders own approximately 17% of the Company’s outstanding shares.
     10. IDEX is also the beneficiary of an irrevocable “Top-Up” Option that effectively ensures IDEX gains the shares necessary to effectuate a short-form merger, which does not require a shareholder vote. Pursuant to the terms of the Proposed Transaction, if IDEX does not receive the requisite 90% ownership in the Tender Offer, it can purchase additional shares from the Company in order to obtain 1,000 shares more than the 90% threshold required to effectuate the short-form merger. Exercise of the Top-Up Option is left entirely to the discretion of IDEX, which can exercise the Top-Up Option as many times as it wants and at any time. There is no requirement that IDEX must own a particular percentage of Microfluidics outstanding shares before or after the exercise of the Top-Up Option or that the option must be exercised only one time or within a specified time period. Further, IDEX may pay for a significant portion of the shares acquired pursuant to the Top-Up Option with a promissory note that will be extinguished in the merger and never be repaid.
     11. The deal protection devices described above, together with the Support Agreements and Top-Up Option, were highly unreasonable and limit the Board’s ability to act with respect to investigating and pursuing superior proposals and alternatives including a sale of all or part of Microfluidics.
     12. On January 25, 2011, the Company filed a Schedule 14D-9 Recommendation Statement (the “Recommendation Statement”) with the SEC in connection with the Proposed Transaction. The Recommendation Statement fails to provide the Company’s shareholders with material information and provides them with materially misleading information concerning, inter alia: (i) the financial analyses performed by America’s Growth Capital, LLC (“AGC”), the Company’s financial advisor; (ii) the process employed to sell the Company; and (iii) the Debenture and Strategic Collaboration Agreement (section IV.F, infra) thereby rendering the shareholders unable to make a fully informed decision as to whether to tender their shares in the Tender Offer.
     13. As illustrated above, and alleged in more detail herein, the Board breached their fiduciary duties by, inter alia, failing to maximize shareholder value in connection with the Proposed Transaction and by failing to disclose all material information concerning the Proposed Transaction. Without imminent court intervention, Plaintiff and the Class will suffer irreparable harm if they must decide whether to tender their shares without all material information concerning the Proposed Transaction. Accordingly, this action seeks to enjoin the Proposed Transaction and require Defendants to disseminate an accurate and complete Recommendation Statement that fully and fairly informs shareholders of all material information concerning the Proposed Transaction in a non-misleading manner.
II. PARTIES
     14. Plaintiff is, and has been at all relevant times, the owner of shares of common stock of Microfluidics.
     15. Microfluidics is a corporation organized and existing under the laws of the State of Delaware. The Company maintains its principal corporate offices at 30 Ossipee Road, Newton, MA 02464.
     16. Defendant Michael Ferrara is the President, Chief Executive Officer, and a director of the Company. Ferrara joined the Company on November 14, 2007 as the Chief Executive Officer.
     17. Defendant George Uveges (“Uveges”) has served as a director of the Company since November 2005 and was appointed Chairman of the Board in January 2010. Uveges is also Chairman of the Company’s Nominating and Corporate Governance Committee and a member of its Audit Committee.

     18. Defendant Leo Roy (“Roy”) has been a director of the Company since 2000. Roy is also Chairman of the Company’s Compensation Committee and a member of its Nominating and Corporate Governance Committee.
     19. Defendant Eric Walters (“Walters”) has been a director of the Company since 2005. Walters is also the Chairman of the Audit Committee and a member of the Company’s Compensation Committee.
     20. Defendant Henry Kay (“Kay”) has been a director of the Company since 2010. Kay is also a member of the Company’s Nominating and Corporate Governance, Compensation, and Audit Committees.
     21. Defendant Stephen Robinson (“Robinson”) has been a director of the Company since 2010. Robinson is also a member of the Company’s Nominating and Corporate Governance, Compensation, and Audit Committees.
     22. Defendants referenced in ¶¶ 16 through 21 are collectively referred to as the Individual Defendants and/or the Board.
     23. Defendant IDEX, a Delaware corporation, is an applied solutions company specializing in fluid and metering technologies, health and science technologies, dispensing equipment, and fire, safety and other diversified products built to its customers’ exacting specifications.
     24. Defendant Nano Merger Sub, Inc. is a Delaware corporation wholly-owned by IDEX that was created for the purposes of effectuating the Proposed Transaction.

     25. The Individual Defendants, Microfluidics, IDEX and Nano Merger Sub are referred to collectively herein as the “Defendants.”
III. THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES
     26. By reason of Individual Defendants’ positions with the Company as officers and/or directors, they are in a fiduciary relationship with Plaintiff and the other public shareholders of Microfluidics. Accordingly, the Individual Defendants owe Plaintiff and the Class, as well as the Company, a duty of care, loyalty, candor, good faith, and independence.
     27. Under Delaware law, where the directors of a publicly traded corporation undertake a transaction that will result in either a change in corporate control or a breakup of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with their fiduciary duties, the Individual Defendants may not take any action that:
          (a) adversely affects the value provided to the corporation’s shareholders;
          (b) favors themselves or will discourage or inhibit alternative offers to purchase control of the corporation or its assets;
          (c) adversely affects their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

          (d) will provide the Individual Defendants with preferential treatment at the expense of, or separate from, the public shareholders.
     28. In accordance with their duties of loyalty and good faith, the Individual Defendants are obligated to refrain from:
          (a) participating in any transaction where the Individual Defendants’ loyalties are divided;
          (b) participating in any transaction where the Individual Defendants receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or
          (c) unjustly enriching themselves at the expense or to the detriment of the Company’s public shareholders.
     29. Defendants also owe the Company’s stockholders a duty of candor, which includes the disclosure of all material facts concerning the Proposed Transaction and, particularly, the fairness of the price offered for the stockholders’ equity interest. Defendants are knowingly or recklessly breaching their fiduciary duties of candor by failing to disclose all material information concerning the Proposed Transaction, and/or aiding and abetting other Defendants’ breaches.
     30. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, are knowingly or recklessly violating their fiduciary duties, including their duties of care, loyalty, good faith, candor, and independence owed to Plaintiff and other public shareholders of Microfluidics.

IV. FURTHER SUBSTANTIVE ALLEGATIONS

A.	Microfluidics’ Strong Financial Performance And Growth Prospects
     31. Microfluidics, which describes itself as “the gold standard in pharmaceutical nanomaterials process,” is a global leader in the design and manufacture of laboratory and commercial equipment used in the production of micro and nano scale materials for the pharmaceutical and chemical markets. The Company is the exclusive producer of the Microfluidizer family of high shear fluid processors for uniform particle size reduction, robust cell disruption and nanoparticle creation. Microfluidizer processors are used primarily by pharmaceutical, biotechnology, chemical, cosmetic, nutraceutical/food and energy companies to research, develop and improve products with efficient processes. Microfluidics has installed more than 3,000 Microfluidizer processors at customer sites in 50 countries around the world.
     32. Microfluidics has been consistently reporting strong financial and operational results and significant continued growth from new products and expansion.
     33. For example, on May 11, 2010, Microfluidics announced the Company’s financial results for the first quarter 2010, reporting significant revenue growth of 21% over the first quarter 2009 and net income of $106,000 as compared to a net loss of $690,000 for the same period of 2009. In addition, Microfluidics continued to achieve its 60% gross margin target and launched the new LV1 low volume Microfluidizer® processer.
     34. Touting the Company’s strong first quarter, Defendant Ferrara, the Company’s President and CEO, stated:

The first quarter of 2010 marks the third consecutive quarter that Microfluidics has generated net income and consistently achieved our 60% gross margin target. Our growth is being driven by continued strong demand for our products in the biopharmaceutical markets. As we look to the remainder of the year, our goal is to leverage additional growth from the biopharmaceutical markets by introducing new products, expanding our service offerings and continually improving product quality and customer service.
     35. Peter Byczko, Microfluidics Vice President of Finance and Chief Accounting Officer expressed similar enthusiasm for the Company’s strong financial and operating performance, stating: “[w]e are extremely pleased to report a great start to the year with revenue growth, strong gross margin and improved earnings per share in the first quarter. Our financial results reflect strong performance in the biopharmaceutical markets. . . .”
     36. On August 10, 2010, Microfluidics announced the Company’s second quarter 2010 financial results for period-ended June 30, 2010, reporting a 30% increase in revenue as compared to the second quarter of 2009 and net income of $143,000 as compared to a net loss of $177,000 in the second quarter of 2009. In addition, the Company reported a 64% gross margin and continued growth where it began shipping the new LV1 low volume Microfluidizer® product to customers during the quarter.
     37. Defendant Ferrara, commenting on the yet another great quarter for Microfluidics, stated:
The second quarter of 2010 marks the fourth consecutive quarter that Microfluidics has generated net income and consistently achieved our 60% gross margin target. In addition, we currently have more new products available than ever before in the history of the Company. I’m pleased with the second quarter and first half of 2010.
     38. Peter Byczko, echoed Ferrara’s sentiments, stating: “[w]e are extremely pleased to announce another positive quarter leading to an excellent first half of the year. Our financial results reflect demand for our technology, which enabled the company to achieve better operating margins.”
     39. The Company announced its third quarter 2010 financial results on November 15, 2010, reporting revenue growth of 12% for the first three quarters of 2010, as compared to the same period in 2009. In addition, Microfluidics reported EBITDA for the first three quarters of $769,000 as compared to EBITDA of $227,000 for the same period in 2009. The Company also reportedly achieved its gross margin target of 60% for the fifth consecutive quarter and increased unit sales by approximately 13% in the third quarter.
     40. Touting the Company’s strong quarter, Defendant Ferrara commented “[o]ur nine month financials are strong and we remain focused on successfully moving forward and driving year-over-year growth as we look to the end of 2010.”
     41. In addition, to Microfluidics stellar financial and operation performance, the Company is also poised for significant growth from its expansion through new product offerings, such as the LV1 low volume Microfluidizer® and Microfluidics Reaction Technology, a “cutting edge platform for continuous pharmaceutical manufacturing.” The Company also continues to expand its business by, for example, partnering with companies such as Particle Sciences Inc, an integrated provider of drug development services.

     42. Accordingly, as demonstrated above, in light of Microfluidics’ strong financial and operational performance, as well as the Company’s significant growth prospects from new product offerings and strategic partnerships, there was no need to sell the Company right now for the inadequate price of $1.35 per share.

B.	Microfluidics Announces The Proposed Transaction Agreeing To Sell The Company For An Inadequate Price
     43. In a press release dated January 11, 2011, Microfluidics announced that the Company had entered into an agreement and plan of merger (the “Merger Agreement”) with IDEX pursuant to which IDEX will acquire all of the outstanding shares of the Company for $1.35 per share. Notwithstanding the agreed upon price of $1.35 per share, the parties have further agreed that, if the aggregate amount of Microfluidics’ expenses related to the Proposed Transaction exceed or are expected to exceed $2.75 million, IDEX may decrease the offer price in accordance with the terms of the Merger Agreement.
     44. The Proposed Transaction will occur in two-steps — a cash tender offer commenced by IDEX to acquire all of the outstanding shares of Microfluidics common stock, followed by either a short form merger requiring no shareholder vote (if IDEX acquires at least 90% of the Company’s outstanding shares) or a merger subject to shareholder vote and requiring that a majority of shares be voted in favor of the Proposed Transaction. If IDEX acquires the requisite 90% ownership in the Tender Offer to effect a short-form merger, any untendered shares of Microfluidics common stock (other than those of dissenting stockholders) will be converted into the right to receive the same price paid in the Tender Offer.

     45. Upon the consummation of the Proposed Transaction, Microfluidics will operate as a stand-alone business within the IDEX Fluid and Metering segment.
     46. The Proposed Transaction consideration is inadequate and does not adequately compensate Microfluidics’ shareholders for the Company’s strong financial and operational performance and significant growth prospects described above. In addition, the proposed consideration fails to account for the significant synergies created by the merger whereby Microfluidics’ product and service offerings will substantially enhance IDEX’s micro fluidics and micro particle technology position.
     47. Indeed, recognizing the synergies and value Microfluidics brings to the table in this transaction, IDEX Chairman and Chief Executive Officer Larry Kingsley stated:
We are thrilled that Microfluidics has decided to join the IDEX team. Microfluidics’ leading technology in particle size reduction and nanoparticle creation adds enabling technology to one of our key platforms supporting pharmaceutical research and production. Combining Microfluidics with our Quadro and Fitzpatrick pharma platform will allow for significant growth opportunities across the globe.
     48. Further, on October18, 2010, analyst Dawson James initiated coverage on Microfluidics setting a price target of $2.00 per share, a price nearly 50% higher than the price being offered in the Tender Offer.
     49. Despite the significant synergies inherent in the transaction for IDEX and the Company’s strong performance, the Board failed to secure a fair price for the Company, either for the intrinsic value of its assets or the value of the Company’s assets to IDEX.

C.	The Board Acceded To The Demands Of Celgene Corporation, The Company’s Major Creditor, To The Detriment Of The Company’s Stockholders
     50. In order to ensure they received the lucrative financial benefits described in Section E, infra, the Individual Defendants acceded to Celgene’s demands to extend the term of an existing collaboration agreement between the Company and Abraxis BioScience, LLC (“Abraxis”), a subsidiary of Celgene (the “Collaboration Agreement”) set to expire on November 14, 2011, as well as “other concessions.” In exchange for Defendants’ agreement to amend the Collaboration Agreement, Celgene agreed not to exercise its rights under an existing Debenture Agreement and Warrant (described below), that would allow Celgene to convert existing debt and exercise the Warrant resulting in Celgene owning 50% of Microfluidics stock. As a result of Defendants’ unreasonable concessions, IDEX lowered its offer price by $0.05 per share, from $1.40 per share to the current offer price of $1.35 per share.
     51. Specifically, on November 14, 2008, Microfluidics entered into a Convertible Debenture and Warrant Purchase Agreement (the “Debenture Agreement”) with Global Strategic Partners, LLC (“GSP”), a wholly-owned subsidiary of Abraxis. Abraxis was subsequently acquired by Celgene Corporation on October 15, 2010, with Abraxis becoming a wholly-owned subsidiary of Celgene. Under the terms of the Debenture Agreement, the Company issued GSP a convertible debenture with a principal amount of $5,000,000 and bearing interest at a rate of 9.0% per annum (the “Convertible Debenture”).

     52. Pursuant to the Debenture Agreement, GSP may, at its option during certain times, including upon a change of control as here, convert all or any portion of the outstanding principal amount of the Convertible Debenture into shares of the Company’s common stock at a price of $1.25 per share. In addition, pursuant to the Debenture Agreement, the Company issued a warrant to GSP, giving GSP the right to purchase up to 50% of the Company’s outstanding common stock, on a fully diluted basis, less the number of shares of common stock into which the Convertible Debenture is convertible (the “Warrant”).
     53. Accordingly, because of Celgene’s right to acquire 50% of the Company’s common stock, Celgene had significant influence over the Company’s ability to enter into a strategic transaction with another party. Indeed, as described in the Recommendation Statement, on July 26, 2010, the Board “discussed the Company’s options for proceeding with a strategic transaction without the participation of Abraxis, and determined that as a result of the structure of the Convertible Debenture and the Warrant, the opportunities to pursue a transaction without Abraxis’ support were extremely limited in light of Abraxis’ right to acquire 50% of the Company’s common stock pursuant to the Convertible Debenture and Warrant.”
     54. In connection with, and as a condition to the execution of the Merger Agreement, IDEX required that GSP and Abraxis enter into an Agreement Concerning Debenture (the “Agreement Concerning Debenture”), pursuant to which, in relevant part: (i) IDEX will purchase the Convertible Debenture from GSP and the Convertible Debenture will then be assigned and transferred to IDEX with the existing Debenture

Agreement between GSP and the Company terminated; (ii) the Warrant will be cancelled; (iii) GSP agreed not to purchase any shares of Microfluidics stock; (iv) GSP and Abraxis agreed to refrain from soliciting, negotiating or accepting alternative proposals for certain other strategic transactions involving the Company with a party other than IDEX; and (v) GSP agreed not to convert the Convertible Debenture or any portion thereof.
     55. As a condition for GSP and Abraxis entering into the Agreement Concerning Debenture, Celgene required the Company to extend the existing collaboration agreement between Microfluidics and Abraxis, set to expire on November 14, 2011, for and additional ten years from the date of the closing of the Proposed Transaction. Accordingly, on November 10, 2010, representatives of Celgene informed AGC that, as a condition to Celgene’s agreement to a sale of the Convertible Debenture to IDEX and cancellation of the Warrant, it would require certain changes be made to the existing Strategic Collaboration Agreement between the Company and Abraxis that would benefit Celgene.
     56. Thus, with Celgene’s support being necessary for the Company to pursue a transaction with IDEX, the Company agreed to certain changes in the existing Strategic Collaboration Agreement, including: (a) an extension of the term of the existing agreement (set to expire on November 14, 2011) for an another ten years from the date of the closing of the Proposed Transaction; and (b) “other concessions.” Such “other concessions” have not, but should be disclosed in the Recommendation Statement. The amendment to the Strategic Collaboration Agreement was executed on January 10, 2011 and stated, in relevant part:

On January 10, 2011, the Company entered into a Strategic Collaboration Agreement with Celgene and Abraxis (the “Collaboration Agreement”), pursuant to which the parties agreed to the termination of a prior strategic collaboration agreement (the “Original Agreement”) in place between the Company and Abraxis and to certain exclusivity arrangements, in each case, effective as of the Acceptance Time. Pursuant to the Collaboration Agreement, the parties have agreed to an exclusivity arrangement whereby the Company will, subject to certain exceptions, sell only to Celgene (and its subsidiaries), and Celgene (and its subsidiaries) will purchase only from the Company, certain fluid processor equipment and services related thereto using certain of the Company’s technology, for use by Celgene in an agreed upon field of use (the “Field”). In addition, the Collaboration Agreement includes the parties agreement to cooperate to explore the possibility of developing specialized equipment for Celgene and intellectual property relating thereto, and provides that to the extent the Company and Celgene jointly contribute to the development of any new intellectual property for the use of fluid processors in the Field, that such intellectual property will be owned jointly by the parties and that following the termination of the Collaboration Agreement, Celgene will receive a fully paid-up exclusive license to all such jointly developed intellectual property for use within the Field, and the Company will receive a paid-up exclusive license to all such jointly developed intellectual property for use outside of the Field.
     57. As a result of the above amendments to the amended Collaboration Agreement, on November 24, 2010, IDEX dropped its offer of $1.40 per share submitted on September 8, 2011, to $1.35 per share citing, among other reasons, “the long-term potential restrictions on Microfluidics’ ability to take advantage of future business opportunities resulting from the contemplated revisions to the Strategic Collaboration Agreement required by Celgene.”

     58. Celgene, currently a major creditor of Microfluidics with the ability to transform itself into the Company’s majority shareholder and cause the deal to fall apart, used its power to negotiate favorable terms under the Collaboration Agreement. The Individual Defendants, afraid of losing a deal with IDEX and the lucrative compensation and benefits they stand to receive, acceded to Celgene’s demands and accepted a price $0.05 per share lower than IDEX’s prior offer, apparently without even attempting to negotiate with IDEX, in order to push the deal through.
     59. The Board breached its fiduciary duties by agreeing to Celgene’s demands with little or no resistance and failing to seek a higher price, to the detriment and expense of the Company’s public shareholders.
D.	The Board Agreed To Material Deal Protection Devices And Other Agreements That Have Effectively Prevented Potential Bidders From Making A Superior Offer
          1. The Deal Protection Devices
     60. As part of the Merger Agreement, Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait accompli and ensure that no competing offers will emerge for the Company.
     61. By way of example, §5.4(a) of the Merger Agreement includes a “no solicitation” provision barring the Company from soliciting interest from other potential acquirers in order to procure a price in excess of the amount offered by IDEX. This section also demands that the Company terminate any and all prior or on-going discussions with other potential acquirors.

     62. In addition, pursuant to §5.4 of the Merger Agreement, should an unsolicited bidder submit a competing proposal, the Company must notify IDEX of the bidder’s identity and the terms of the bidder’s offer. Thereafter, should the Board determine that the unsolicited offer is superior, before the Company can terminate the Merger Agreement with IDEX in order to enter into the competing proposal, it must grant IDEX five business days in which the Company must negotiate in good faith with IDEX (if IDEX so desires) and allow IDEX to amend the terms of the Merger Agreement to make a counter-offer so that competing bid ceases to constitute a superior proposal, i.e. IDEX simply needs to match the terms of the superior proposal. In other words, the Merger Agreement gives IDEX access to any rival bidder’s information and allows IDEX a free right to top any superior offer simply by matching it. Accordingly, no rival bidder is likely to emerge and act as a stalking horse, because the Merger Agreement unfairly assures that any “auction” will favor IDEX and piggy-back upon the due diligence of the foreclosed second bidder.
     63. In addition, the Merger Agreement provides that a termination fee of $860,000 and expenses of up to $140,000 must be paid to IDEX by Microfluidics if the Company decides to pursue the competing offer, thereby essentially requiring that the competing bidder agree to pay a naked premium for the right to provide the shareholders with a superior offer.
     64. Ultimately, the above preclusive deal protection provisions illegally restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to an unsolicited written bona fide proposal for an alternative acquisition that constitutes or would reasonably be expected to constitute a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances.
          2. The Tender And Support Agreements
     65. In conjunction with the execution of the Merger Agreement, Irwin Gruverman, the Company’s former Chief Executive Officer and a substantial stockholder and all of the Company’s directors and executive officers, entered into Support Agreements with IDEX whereby each Supporting Shareholder agreed, among other things, to tender all of their shares in the Tender Offer. In the aggregate, the Supporting Shareholders own approximately 17% of the Company’s outstanding shares as of January 21, 2011.
     66. Pursuant to the Support Agreements, the Supporting Stockholders may not solicit a competing acquisition proposal from a third party.
     67. The Support Agreements, particularly when combined with the deal protection devices described above, make it unlikely that any other bidder will be willing or able to submit a superior proposal to acquire all or part of the Company.
          3. The Irrevocable Top-Up Option
     68. IDEX is also the beneficiary of an irrevocable “Top-Up” Option that effectively ensures IDEX gains the shares necessary to effectuate a short-form merger, which does not require a shareholder vote.

     69. Pursuant to the Merger Agreement, if IDEX receives 90% of the shares outstanding through the Tender Offer, it can effect a short-form merger. In the event IDEX fails to acquire the requisite 90% ownership, Section 1.8 of the Merger Agreement provides IDEX with an irrevocable “Top-Up” Option granting IDEX the option to purchase (at the offer price) additional shares from the Company in order to obtain 1,000 shares more than the 90% threshold required to effectuate a short-form merger (the “Top-Up Shares”).
     70. Pursuant to Section 1.8(b) of the Merger Agreement, IDEX may exercise the Top-Up Option “on one or more occasions, in whole or in part, after the Acceptance Time and prior to the earlier to occur of (i) the Effective Time and (ii) the valid termination of this Agreement.” Thus, there is no limit on the number of times that IDEX can exercise the Top-Up Option and IDEX effectively controls the timing of the closing of the Proposed Transaction. IDEX may pay for the Top-Up Shares wholly in cash or in cash equal to the aggregate par value of the Top-Up Shares plus a promissory note (the “Promissory Note”) for the remaining portion above the par value, at simple interest of 9% per annum due one year from the date the Top-Up Shares are issued.
     71. The Top-Up Option is exercisable up to the total number of Microfluidics shares authorized and unissued after giving effect to the termination of the Share reservation pursuant to Section 5.5f of the Merger Agreement. Pursuant to Section 3.2 of the Merger Agreement, the Company has authorized 30,000,000 shares of common stock, of which, as of the close of business on January 10, 2011, there were 10,426,647 shares issued and outstanding (excluding 235,446 shares of common stock held in treasury).

     72. The Top-Up Option is a sham. Exercise of the Top-Up Option is left entirely to the discretion of IDEX, which can exercise the Top-Up Option as many times as it wants and at any time. There is no requirement that IDEX must own a particular percentage of Microfluidics outstanding shares before or after the exercise of the Top-Up Option or that the option must be exercised only one time or within a specified time period. Moreover, IDEX may pay for a significant portion of the Top-Up Shares with a Promissory Note that will be extinguished in a merger and never be repaid.
     73. As described above, the “Top-Up” Option essentially renders the Tender Offer a fait accompli and eliminates the possibility that any alternate bidder can mount a serious challenge to IDEX’s first-in position.
E.	Microfluidics’ Executives Officers And Directors Stand To Receive Material Financial Benefits Not Available To The Company’s Shareholders
     74. Certain of the Company’s executive officers and directors have material conflicts of interest and are acting to better their own personal interests through the Proposed Transaction at the expense of Microfluidics’ public shareholders. Indeed, as the 14D-9 (p. 2) states:
Certain members of the Company’s management and the Company’s Board of Directors may be deemed to have certain interests in the transactions contemplated by the Merger Agreement that are different from, or in addition to the interests of the Company’s stockholders generally.
     75. For example, on December 4, 2009, shortly after IDEX contacted Microfluidics about a possible transaction, Defendant Ferrara entered into an Amended and Restated Employment Agreement (the “Amended Employment Agreement”),

effective January 1, 2010, which amended Ferrara’s previous employment agreement, dated November 14, 2007. Pursuant to the Amended Employment Agreement, Mr. Ferrara stands to receive significant severance and other payments if his employment is terminated: (i) upon a change of control; (ii) by the Company for any reason within one year of a change of control; (iii) by Ferrara for “good reason;” or (iv) by the Company without “cause.” Such benefits include, among others, 12 months of his base salary and 12 monthly payments of the amount that the Company would have paid in continuation of Ferrara’s medical coverage. Notably, the Amended Employment Agreement, which was negotiated at or around the time the Company began discussions with IDEX, provides for double the benefits Ferrara would have received under his prior employment agreement of six (6) months base salary and six (6) months of continued medical coverage.
     76. Peter F. Byczko (“Byczko”), the Company’s Vice President of Finance and Chief Accounting Officer, and William J. Conroy (“Conroy”), the Company’s Senior Vice President — Operations and Engineering also have similar employment agreements with the Company providing for severance payments upon their termination following a change of control.
     77. As of January 21, 2011, the executive officers and directors of the Company beneficially own 119,111 shares of Microfluidics common stock (excluding shares subject to the exercise of stock options), worth approximately $160,799.85 that they will receive when they tender their shares in the Tender Offer. In addition, pursuant to the Merger Agreement, any unvested stock options held by the Company’s non-

employee directors will automatically vest and will entitle the holder to receive the Proposed Transaction consideration of $1.35 per share.
     78. The following chart shows the amounts payable to Ferrara, Byczko, and Conroy pursuant to the cash out of stock options held by them, and the trigger of the severance and other payments payable to them pursuant to their respective employment agreements:
Payments to Executive Officers in Connection with the Merger and the Offer

					Potential Payments under Ferrara Agreement,
					Employee Agreements and Discretionary
	Cash-Out of Company				Transaction Bonuses
	Stock Options(1)							Accelerated
	Previously		Purchase					2011	Discretionary		COBRA	Other
	Vested	Accelerated	of				Retention	Performance	Transaction		Payments	Payments/
Executive Officer	Options	Options	Shares(2)	Total	Severance		Bonus	Bonus(3)	Bonus		(4)	Benefits(5)
Ferrara	$115,188	$107,062	$27,000	$249,250	$240,000		$0	$20,000	$80,000	(6)	$8,077	$16,922
Byczko	$10,813	$32,437	$0	$43,250	$165,000	(7)	$15,000	$0	$0	(6)	$11,890	$13,169
Conroy	$33,325	$60,075	$0	$93,400	$180,000		$15,000	$0	$0	(6)	$13,014	$15,577
     79. Moreover, pursuant to Section1.3(c) of the Merger Agreement, the three Microfluidics Board members who are eligible to serve on the Company’s audit committee pursuant to the requirements of the Exchange Act of 1934 will serve as “Continuing Directors” of the Company.
     80. Based on the above, the Proposed Transaction is unfair to Microfluidics’ public shareholders, and represents an effort by the Individual Defendants to aggrandize their own financial position and interests at the expense of and to the detriment of Class members.
F.	The Materially Misleading Recommendation Statement
     81. On January 25, 2011, the Company filed the Recommendation Statement with the SEC in connection with the Proposed Transaction. The Recommendation Statement fails to provide the Company’s shareholders with material information and provides them with materially misleading information thereby rendering the shareholders unable to cast an informed vote regarding the Proposed Transaction.
     82. For example, the Recommendation Statement fails to disclose the financial forecasts that Microfluidics’ management prepared and provided to AGC, the Company’s financial advisor, which AGC relied upon in its analyses supporting AGC’s fairness opinion. In addition, as discussed below, the Recommendation Statement fails to disclose material facts concerning, inter alia: (1) the underlying methodologies and key inputs AGC relied upon in its analyses; (2) the process conducted in connection with the sale of the Company; and (3) critical facts concerning the Debenture and Strategic Collaboration Agreement.
          1. Disclosures Concerning The Financial Analyses Conducted By America’s Growth Capital
     83. The Recommendation Statement fails to disclose the underlying methodologies, key inputs and multiples relied upon and observed by AGC so that shareholders can properly assess the credibility of the various analyses performed by AGC and purportedly relied upon by the Board in recommending the Proposed Transaction.
     84. With respect to the Discounted Cash Flow Analysis, the Recommendation Statement fails to disclose: (a) the free cash flow amounts for years 2011 through 2015 used by AGC in its analysis; (b) the calculations made by AGC to derive the Company’s free cash flow amounts, including the amount of and how the net operating loss carry forwards of the Company were utilized in the analysis; (c) the criteria used to select a terminal value multiple of 5.0x; and (d) the criteria and key inputs used to select a discount rate range of 20% to 22%. The respective inputs are necessary for a shareholder to make an accurate decision with regard to Microfluidics’ future risk, growth rate and return on equity
     85. With respect to the Selected Precedent Transactions Analysis, the Recommendation Statement fails to disclose: (a) the date of each transaction; (b) whether transactions other than the six chosen for the analysis met the criteria used by AGC, and if so, the reasons for their exclusion; (c) the revenue and EBITDA multiples observed for each transaction; and (d) the criteria used to select the 1.1x to 8.7x range of multiples that was used to calculate an implied per share equity value reference range for Microfluidics. The multiples observed for each transaction is particularly important so that a shareholder can determine whether the reference range selected by AGC was an appropriate range to use.
     86. With respect to the Public Companies Analysis, the Recommendation Statement fails to disclose: (a) whether companies other than the five chosen for the analysis met the criteria used by AGC, and if so, the reasons for their exclusion; (b) the multiples observed for each company in the analysis; and (c) the criteria used to select revenue multiples of 0.8x to 0.8x and EBITDA multiples of 6.7x to 7.7x that was used to calculate an implied per share equity value reference range for Microfluidics. Without seeing all the multiples, a shareholder cannot assess the credibility of the range selected by AGC.

          2. Disclosures Concerning the Process
     87. In addition, the Recommendation Statement fails to disclose material information concerning the process conducted by the Board to find a potential acquirer and the events leading up to the announcement of the Proposed Transaction. In particular, the Recommendation Statement:
          (a) States numerous times in the Background of the Offer section that “representatives from Microfluidics” participated in certain meetings with IDEX and Abraxis, but fails to disclose which representative of Microfluidics participated (see, e.g., meetings held on December 1, 2009, April 20, 2010, July 8, 2010)
          (b) Fails to disclose the criteria used to select the 102 entities contacted by AGC between April 30, 2010 and June 14, 2010, including how many of these entities were strategic parties and how many were private equity/financial parties.
          (c) States that the Company entered into confidentiality agreements with eight of the 102 parties that were contacted, but fails to disclose the results of the contact with the other 94 parties.
          (d) Fails to disclose the reasons AGC proposed a 30-day exclusivity period to IDEX on May 12, 2010, considering the Company was still conducting the solicitation process.
          (e) Fails to disclose the reasons Mr. Ferrara, along with AGC, was responsible for leading the discussions and negotiations with IDEX and other potential acquirers.

          (f) Fails to disclose the reasons the potential acquirers that had executed confidentiality agreements with the Company did not wish to pursue a transaction with the Company.
          (g) Fails to disclose the “other strategic alternatives potentially available to the Company” discussed by the Board on June 14, 2010.
          (h) Fails to disclose what “certain proposed changes to the transaction documents” were requested by the Board on October 20, 2010.
     88. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company shareholders will continue to suffer absent judicial intervention.
          3. Disclosures Concerning The Debenture And Strategic Collaboration Agreement
     89. The Recommendation Statement also fails to disclose material information concerning Abraxis/Celgene’s participation in the sales process, the discussions and negotiations surrounding the Agreement Concerning Debenture and the Collaboration Agreement, the terms of such agreements, and the reasons these agreements were entered into as part of the Proposed Transaction. In particular, the Recommendation Statement:
          (a) States that on May 7, 2010, Abraxis sent Microfluidics a letter stating “its rights under the Convertible Debenture and its desire to be involved as a participant in discussions between the Company and any potential third party acquirer.” The Recommendation Statement should disclose: (a) the extent Abraxis wanted to be involved in discussions, (b) how Microfluidics responded to this letter and (c) the extent to which Abraxis participated in discussions with the 102 parties contacted by AGC.

          (b) States that on July 26, 2010, Abraxis informed the Company that it was “unable to devote any attention to the request from the Company regarding the treatment of the Convertible Debenture and the Warrant in the potential transaction until its acquisition by Celgene was completed.” The Recommendation Statement must disclose what requests the Company made to Abraxis regarding the treatment of the Convertible Debenture and the Warrant.
          (c) Fails to disclose the terms of the initial Agreement Concerning Debenture draft delivered by IDEX’s legal counsel to the Company on August 18, 2010 concerning the amount by which Abraxis/Celgene would sell the Convertible Debenture to IDEX.
          (d) States that between October 18, 2010 and October 25, 2010, “representatives of Microfluidics made several attempts to contact representatives of Abraxis to discuss the potential transaction” but fails to disclose which representatives of Microfluidics made such contact and the results of their attempt to contact Abraxis.
          (e) Fails to disclose which party first proposed entering into an agreement concerning the sale of the Convertible Debenture to IDEX and the cancellation of the Warrant as part of the Proposed Transaction, and whether IDEX was willing to enter into the Proposed Transaction had Abraxis/Celgene refused to enter into the Agreement Concerning Debenture.
          (f) Fails to disclose whether Abraxis/Celgene indicated to the Company whether it would support the Proposed Transaction should an agreement concerning the sale of the Convertible Debenture and the cancellation of the Warrant had not been entered into.
          (g) Fails to disclose whether the Board made attempts and engaged in discussions and negotiations to enter into the Proposed Transaction without having to enter into an agreement concerning the sale of the Convertible Debenture and the cancellation of the Warrant.
          (h) Fails to disclose what was the “modification to the terms of the potential transaction” that the Board believed the changes to the Strategic Collaboration Agreement might cause that was discussed by the Board on November 11, 2010.
          (i) The nature of the discussions between Celgene and the Company “regarding the Strategic Collaboration Agreement and its potential impact on a transaction” that was discussed from December 7, 2010 through the end of December 2010.
          (j) Fails to disclose the “other concessions that IDEX and Microfluidics agreed to accept in the Strategic Collaboration Agreement” on January 4, 2011.
V. CLASS ACTION ALLEGATIONS
     90. Plaintiff brings this action on its own behalf and as a class action on behalf of all owners of Microfluidics common stock and their successors in interest, except Defendants and their affiliates (the “Class”).
     91. This action is properly maintainable as a class action for the following reasons:

          (a) the Class is so numerous that joinder of all members is impracticable. As of January 11, 2011, Microfluidics has approximately 10.43 million shares outstanding.
          (b) questions of law and fact are common to the Class, including, inter alia, the following:
(i)	Whether the Individual Defendants breached their fiduciary duties of undivided loyalty, independence, or due care with respect to Plaintiff and the other members of the Class in connection with the Proposed Transaction;

(ii)	Whether the Defendants breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of Plaintiff and the other members of the Class in connection with the Proposed Transaction;

(iii)	Whether the Defendants misrepresented and omitted material facts in violation of their fiduciary duties owed by them to Plaintiff and the other members of the Class;

(iv)	Whether the Defendants breached any of their other fiduciary duties to Plaintiff and the other members of the Class in connection with the Proposed Transaction, including the duties of good faith, diligence, honesty and fair dealing;

(v)	Whether the Defendants, in bad faith and for improper motives, impeded or erected barriers to discourage other strategic alternatives including offers from interested parties for the Company or its assets;

(vi)	Whether Plaintiff and the other members of the Class would be irreparably harmed if the Proposed Transactions complained of herein is consummated.

(vii)	Whether Microfluidics, IDEX, and Merger Sub aided and abetted the Individual Defendants’ breaches of fiduciary duty; and

(viii)	Whether the Class entitled to injunctive relief or damages as a result of Defendants’ wrongful conduct.
          (c) Plaintiff is committed to prosecuting this action, is an adequate representative of the Class, and has retained competent counsel experienced in litigation of this nature.
          (d) Plaintiff’s claims are typical of those of the other members of the Class.
          (e) Plaintiff has no interests that are adverse to the Class.
          (f) The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications for individual members of the Class and of establishing incompatible standards of conduct for the party opposing the Class.

          (g) Conflicting adjudications for individual members of the Class might, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.
     92. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.
CLAIMS FOR RELIEF
COUNT I
Breach of Fiduciary Duties
(Against All Individual Defendants)
     93. Plaintiff repeats all previous allegations as if set forth in full herein.
     94. The Individual Defendants have knowingly and recklessly and in bad faith violated fiduciary duties of care, loyalty, good faith, and independence owed to the public shareholders of Microfluidics and have acted to put their personal interests ahead of the interests of Microfluidics shareholders.
     95. The Individual Defendants’ recommendation of the Proposed Transaction will result in change of control of the Company which imposes heightened fiduciary responsibilities to maximize Microfluidics’ value for the benefit of the stockholders and requires enhanced scrutiny by the Court.
     96. The Individual Defendants have breached their fiduciary duties of loyalty, good faith, and independence owed to the shareholders of Microfluidics because, among other reasons:

          (a) they failed to take steps to maximize the value of Microfluidics to its public shareholders and took steps to avoid competitive bidding; and
          (b) they failed to properly value Microfluidics.
     97. The fiduciary duties of the Individual Defendants in the circumstances of the Proposed Transaction also require them to disclose to Plaintiff and the Class all information material to the decisions confronting Microfluidics’ shareholders. As set forth above, the Individual Defendants have breached their fiduciary duty through materially inadequate disclosures and material disclosure omissions.
     98. As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Microfluidics’ assets and will be prevented from benefiting from a value-maximizing transaction.
     99. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.
     100. Plaintiff and the Class have no adequate remedy at law.
COUNT II
Aiding and Abetting
(Against Microfluidics, IDEX, and Merger Sub)
     101. Plaintiff repeats all previous allegations as if set forth in full herein.
     102. As alleged in more detail above, Microfluidics is well aware that the Individual Defendants have not sought to obtain the best available transaction for the Company’s public shareholders or made full disclosure of all material facts concerning the Proposed Transaction. Defendant Microfluidics aided and abetted the Individual Defendants’ breaches of fiduciary duties.
     103. Defendants IDEX and Merger Sub by reason of their status as a party to the Proposed Transaction and their possession of non-public information, have aided and abetted the Individual Defendants in the aforesaid breach of their fiduciary duties. Such breaches of fiduciary duties could not and would not have occurred but for the conduct of defendants IDEX and Merger Sub, who, therefore, aided and abetted such breaches in the sale of Microfluidics to IDEX.
     99. Unless the actions of defendants Microfluidics, IDEX and Merger Sub are enjoined by the Court, defendants Microfluidics, IDEX and Merger Sub will continue to aid and abet the Individual Defendants’ breaches of their fiduciary duties owed to Plaintiff and the members of the Class.
     104. Plaintiff and the Class have no adequate remedy at law..
     WHEREFORE, Plaintiff demands judgment against Defendants jointly and severally, as follows:
          (A) declaring this action to be a class action and certifying Plaintiff as the Class representatives and his counsel as Class counsel;
          (B) enjoining, preliminarily and permanently, the Proposed Transaction;
          (C) in the event that the transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding Plaintiff and the Class rescissory damages;

          (D) directing that Defendants account to Plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;
          (E) awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and
          (F) granting Plaintiff and the other members of the Class such further relief as the Court deems just and proper.

Dated: January 28, 2011	COOCH & TAYLOR, P.A.
/s/ Blake A. Bennett
BLAKE A. BENNETT (#No. 5133) The Brandywine Building 1000 West Street, 10th Floor Wilmington, DE 19801 (302) 984-3800 Attorneys for Plaintiffs

OF COUNSEL
LEVI & KORSINSKY, LLP
Eduard Korsinsky, Esq.
Shannon L. Hopkins, Esq.
30 Broad Street, 15th Floor
New York, New York 10004
Tel: (212) 363-7500
Fax: (212) 363-7171
Attorneys for Plaintiff

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